Capitol Bancorp Center
200 Washington Square North
Lansing, Michigan 48933

November 27, 2007

Securities and Exchange Commission
Office of Financial Services
Attn: William Friar
Senior Financial Analyst
100 F Street, NE
Washington, D.C. 20549

Re:	Withdrawal Request of Capitol Bancorp Limited

Dear Mr. Friar:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Capitol Bancorp Limited (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-4 (File No. 333-147590), together with all exhibits thereto (collectively, the “Registration Statement”).  The Registration Statement was originally filed with the Commission on November 21, 2007.  The Registrant has determined not to pursue the exchange offer to which the Registration Statement relates at this time.

The Registrant confirms that no securities have been sold pursuant to the Registration Statement.  The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of any written order granting withdrawal of the Registration Statement that the Commission may issue to the undersigned at Capitol Bancorp Limited, Capitol Bancorp Center, 200 Washington Square North, Lansing, Michigan 48933, facsimile number 517.374.2576, with a copy to the Registrant’s counsel, Miller, Canfield, Paddock and Stone, P.L.C., Attn: Phillip D. Torrence, 444 West Michigan Avenue, Kalamazoo, Michigan 49007, facsimile number 269.382.0244.  If you have any questions with respect to this matter, please contact Phillip D. Torrence of Miller, Canfield, Paddock and Stone, P.L.C. at 269.383.5804.  Thank you.

Sincerely,

/s/ CRISTIN K. REID
Cristin K. Reid, Esq.
Corporate President